UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BIOTELEMETRY, INC.

(Name of Subject Company (Issuer))

DAVIES MERGER SUB, INC.

a wholly owned subsidiary of

PHILIPS HOLDING USA INC.

a wholly owned subsidiary of

KONINKLIJKE PHILIPS N.V.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001

(Title of Class of Securities)

090672106

(CUSIP Number of Class of Securities)

Joseph E. Innamorati

Davies Merger Sub, Inc.

222 Jacobs St.

Cambridge, MA 02141

Telephone: (617) 245-5900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Matthew G. Hurd

Rita-Anne O’Neill

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Telephone: (212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,756,163,240.00	$300,697.41

*

Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by BioTelemetry, Inc. (the “Company”) in connection with the exercise of any outstanding equity awards. The transaction value was determined by multiplying (a) $72.00, the tender offer price, by (b) the sum of (i) 34,310,908, the number of issued and outstanding shares of Company common stock, (ii) 26,485, the number of shares of Company common stock subject to outstanding purchase rights under the Company’s employee stock purchase plan, (iii) 2,904,248, the number of shares of Company common stock underlying outstanding Company options, (iv) 899,500, the number of shares of Company common stock underlying outstanding restricted stock units granted under the Company’s stock plans, (v) 138,904, the number of shares of Company common stock underlying outstanding performance stock units granted under the Company’s stock plans (assuming satisfaction of applicable performance goals at the target level). The foregoing share figures have been provided by the issuer to the offerors and are as of December 16, 2020, the most recent practicable date.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021, issued August 26, 2020, by multiplying the transaction value by 0.0001091.

☐

Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.
☐	issuer tender offer subject to Rule 13e–4.
☐	going–private transaction subject to Rule 13e–3
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Davies Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Philips Holding USA Inc., a Delaware corporation (“Parent”) and a wholly owned subsidiary of Koninklijke Philips N.V., a corporation organized under the laws of The Netherlands (“Royal Philips”), to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of BioTelemetry, Inc., a Delaware corporation (the “Company”), at a price per Share of $72.00 net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 23, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Items 1 through 9; Item 11.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

See Exhibit Index.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2020

DAVIES MERGER SUB, INC.

By:	/s/ Joseph E. Innamorati
Name: Joseph E. Innamorati
Title: Vice President and Secretary

PHILIPS HOLDING USA INC.

By:	/s/ Joseph E. Innamorati
Name: Joseph E. Innamorati
Title: Vice President and Secretary

KONINKLIJKE PHILIPS N.V.

By:	/s/ Joseph E. Innamorati
Name: Joseph E. Innamorati
Title: Authorized Signatory

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated December 23, 2020.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Summary Advertisement as published in The New York Times on December 23, 2020.

(a)(5)(i)	Joint Press Release, dated December 18, 2020 (incorporated by reference to Exhibit 99.1 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on December 18, 2020).

(a)(5)(ii)	Email to employees of BioTelemetry, dated December 18, 2020 (incorporated by reference to Exhibit 99.2 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on December 18, 2020)

(a)(5)(iii)	Investor Call Presentation, dated December 18, 2020 (incorporated by reference to Exhibit 99.1 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on December 21, 2020).

(a)(5)(iv)	Investor Call Script, dated December 18, 2020 (incorporated by reference to Exhibit 99.2 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on December 21, 2020).

(a)(5)(v)	Connected Care Town Hall Presentation, dated December 18, 2020 (incorporated by reference to Exhibit 99.3 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on December 21, 2020).

(a)(5)(vi)	Wire Call Script, dated December 18, 2020 (incorporated by reference to Exhibit 99.4 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on December 21, 2020).

(a)(5)(vii)	Social Media Posts, dated December 18, 2020 (incorporated by reference to Exhibit 99.5 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on December 21, 2020).

(a)(5)(viii)	Form of Email to Philips Employees, dated December 18, 2020 (incorporated by reference to Exhibit 99.6 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on December 21, 2020).

(a)(5)(ix)	Form of Letter to Customers, dated December 18, 2020 (incorporated by reference to Exhibit 99.7 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on December 21, 2020).

(a)(5)(x)	Email to Connected Care Employees, dated December 18, 2020 (incorporated by reference to Exhibit 99.8 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on December 21, 2020).

(a)(5)(xi)	Philips Intranet Post, dated December 18, 2020 (incorporated by reference to Exhibit 99.9 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on December 21, 2020).

(a)(5)(xii)	Email to Philips NA Employees, dated December 18, 2020 (incorporated by reference to Exhibit 99.10 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on December 21, 2020).

(a)(5)(xiii)	Talking Points for Calls with Customers, Suppliers and Distributors, dated December 18, 2020 (incorporated by reference to Exhibit 99.11 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on December 21, 2020).

Index No.

(a)(5)(xiv)	FAQs, dated December 18, 2020 (incorporated by reference to Exhibit 99.12 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on December 21, 2020).

(a)(5)(xv)	Leadership Talking Points, dated December 18, 2020 (incorporated by reference to Exhibit 99.13 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on December 21, 2020).

(a)(5)(xvi)	Email to Connected Care Leadership Team, dated December 18, 2020 (incorporated by reference to Exhibit 99.14 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on December 21, 2020).

(a)(5)(xvii)	Email to Integration Team, dated December 18, 2020 (incorporated by reference to Exhibit 99.15 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on December 21, 2020).

(a)(5)(xviii)	Email to Connected Care Leaders, dated December 18, 2020 (incorporated by reference to Exhibit 99.16 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on December 21, 2020).

(a)(5)(xix)	Email to NAM Leadership Team, dated December 18, 2020 (incorporated by reference to Exhibit 99.17 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on December 21, 2020).

(a)(5)(xx)	CC Global BM&S Leaders, dated December 18, 2020 (incorporated by reference to Exhibit 99.18 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on December 21, 2020).

(a)(5)(xxi)	Social Media Post, dated December 18, 2020 (incorporated by reference to Exhibit 99.19 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on December 21, 2020).

(a)(5)(xxii)	Presentation to BioTelemetry Employees, dated December 21, 2020 (incorporated by reference to Exhibit 99.1 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on December 21, 2020).

(a)(5)(xxiii)	Transcript from call with BioTelemetry Employees, dated December 21, 2020 (incorporated by reference to Exhibit 99.1 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on December 22, 2020).

(d)(1)	Agreement and Plan of Merger, dated as of December 18, 2020, by and among the Company, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on December 21, 2020).

(d)(2)	Guarantee, dated as of December 18, 2020, by Royal Philips in favor of the Company.

(d)(3)	Confidentiality Agreement, dated October 23, 2020, between Royal Philips and the Company.

(g)	Not applicable.

(h)	Not applicable.